Via Facsimile and U.S. Mail
Mail Stop 6010

December 2, 2008

Matthew J. Hogan
Chief Financial Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

**Re:  Durect Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2007**
**Form 10-Q for the Quarterly Period Ended September 30, 2008**
**File Number:  000-31615**

Dear Mr. Hogan:

We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2007**

Item 1. Business

Third-Party Collaborations, page 14

1.     Please revise your disclosure to include the following information about your agreement with Pain Therapeutics:

- Aggregate payments paid/received to date;

- Aggregate potential milestone payments; and
- All other material terms.

2.      Please revise your disclosure to include the following information about your agreement with Endo Pharmaceuticals in relation to TRASNDUR-Sufentanil:

- Royalty provisions, including the percentage range of royalties if applicable; and
- All other material terms.

3.      Please revise your disclosure to include the following information about your agreement with Voyager Pharmaceutical:

- Aggregate payments paid/received to date;
- Aggregate potential milestone payments; and
- All other material terms.

4.      Please revise your disclosure to include the following information about your agreement with Endo Pharmaceuticals in relation to CHRONOGESIC:

- Aggregate payments paid/received to date;
- Profit sharing provisions; and
- All other material terms.

5.      Please revise your disclosure to include the following information about your agreement with Alza Corporation:

- Aggregate payments paid/received to date;
- Aggregate potential milestone payments;
- Minimum purchase requirements;
- Royalty provisions, including the percentage range of royalties, if applicable;
- Term and termination provisions; and
- All other material terms.

6.      Please revise your disclosure to include the following information about your agreement with NeuroSystec:

- Aggregate payments paid/received to date;
- Aggregate potential milestone payments;
- Royalty provisions, including the percentage range of royalties, if applicable;
- Term provisions; and

- All other material terms.

Suppliers, page 18

7.    We note that you have entered in supply contracts with Eastman Chemical
      Company, Mallinckrodt, Inc., Corium International, Inc., and Hospira Worldwide
      for raw materials and drug supplies in relation to your product lines.  Please revise
      your disclosure to include the following information about each agreement:

      - Minimum purchase agreements;
      - Exclusivity provisions;
      - Term and termination provisions; and
      - All other material terms.

      Please provide us with an analysis supporting your determination that the Corium
      and Hospira agreements are not required to be filed as exhibits pursuant to Item
      601 (b)(10) of Regulation S-K.

Customers, page 18

8.    We note that three customers account for more than 10% of your net accounts
      receivable for the 2006 and 2007 fiscal years.  Please revise your disclosure to
      identify these entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Revenue Recognition, page 54

9.    Please revise your disclosure to include a roll forward of each item that reduces
      your gross revenue for the periods presented showing the following:
      - Beginning balance,
      - Current estimate related to sales made in current period,
      - Current estimate related to sales made in prior periods,
      - Actual returns or credits in current period related to sales made in current
        period,
      - Actual returns or credits in current period related to sales made in prior
        periods, and
      - Ending balance.

Signatures, page 117

10.     Please confirm that your Form 10-K includes the signature of your controller or principal accounting officer.  If Matthew J. Hogan, the chief financial officer, is also your controller or principal accounting officer, please confirm that you will indicate in the signature block in future filings that he is signing your filing in this additional capacity.  Please refer to Instruction D to Form 10-K.

**Form 10-Q for the Quarterly Period Ended September 30, 2008**

Notes to Unaudited Condensed Financial Statements

Note 2. Strategic Agreements
Agreement with Alpharma, page 10

11.     We note that you have entered into a development and license agreement with Alpharma Ireland Limited with regard to ELADUR.  Please revise your disclosure to provide a description of the royalty provisions that will be triggered upon commercialization of ELADUR, including the percentage of royalties.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant